Exhibit 99.124

DHX Media Closes Nerd Corps Acquisition

Accretive deal adds animation studio and 200 half-hours

HALIFAX, Dec. 23, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has closed its previously announced acquisition of Nerd Corps Entertainment Inc. and its subsidiaries ("Nerd Corps"). The purchase price, which may be increased or reduced by a working capital adjustment, was $57.0 million, paid through the issuance of 2,693,748 DHX shares, with the balance paid in cash from an increase to the Company's senior secured credit facilities. DHX expects the transaction to be accretive to net earnings per share for fiscal 2015.

"The acquisition of Nerd Corps is an excellent complement to our existing platform," said Dana Landry, CEO of DHX Media. "It increases our operating leverage through the addition of a leading animation studio, which more than doubles our footprint in Vancouver. It also adds expertise in interactive apps and gaming, and broadens our creative capabilities, especially in the market for boy-targeted series."

The transaction brings more than 200 half-hours of proprietary children's content to DHX's library, including the hit comedy adventure series, Slugterra, which has been broadcast in more than 150 countries and is one of the most popular titles on Disney XD in both Canada and the US. Slugterra currently has more than 70 licensing agreements worldwide, for toys, clothing, trading cards, apps and other consumer merchandise.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX and the acquisition of Nerd Corps, including statements regarding the accretive nature of the acquisition and the expected purchase price for the acquisition. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to the accuracy of the assumptions upon which the expected accretion was estimated, market factors, application of accounting policies and principles, production related risks, and other risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 19:17e 23-DEC-14